Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	State or Jurisdiction of Incorporation

DMC Korea Inc.	Colorado

DynaEnergetics Europe GmbH	Germany

DYNAenergetics Canada Inc.	Canada

NobelClad Europe GmbH	Germany

DynaEnergetics US, Inc	Colorado

Dynamic Materials Corporation (HK) Ltd	Hong Kong

Nobelclad Europe SAS	France

Dynamic Materials Corporation (Shanghai) Trading Co. Ltd.	China

Arcadia Products, LLC	California

3225 E. Washington Blvd., LLC	California